Exhibit 99.2

[TBD]

MICROCLOUD HOLOGRAM INC.

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To Be Held on September 27, 2024

I/We _____________________________________ [insert name] of ____________________________________ [insert address] being the registered holder of ____________________ [insert number] ordinary shares1, par value US$0.001 per share, of MicroCloud Hologram Inc., (the “Company”) hereby appoint the Chairman (the “Chairman”)2 of the annual general meeting (the “Meeting”) of the Company as my/our proxy to attend and act for me/us at the Meeting to be held at our headquarters at Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Friday, September 27, 2024, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL. PROPOSAL NO. 1:

To consider and vote upon an ordinary resolution to effect a 20-for-1 share consolidation:

THAT every 20 issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Ordinary Shares”) be consolidated into one (1) share of a nominal or par value of US$0.02 each, and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each

TO US$500,000 divided into 25,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”)

(the “Share Consolidation Proposal”);

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 2:

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$500,000 divided into 25,000,000 Consolidated Ordinary Shares,

TO US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares (“Share Capital Increase”), by the creation of an additional 475,000,000 Consolidated Ordinary Shares

(the “Share Capital Increase Proposal”);

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 3:

To consider and vote upon a special resolution to delete the existing Article 15.6 of the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in its entirety and the substitution therefor the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

(the “Articles Amendment Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 4:

To consider and vote upon a special resolution to create as Dual-Class Structure (defined below) and adopt a second amended and restated memorandum and articles of association:

conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, vary the authorized share capital of the Company to create and adopt a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating all the issued and outstanding Consolidated Ordinary Shares into class A ordinary shares of a nominal or par value of US$0.02 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share;

b) re-designated 379,455,801 authorized but unissued Consolidated Ordinary Shares into Class A Ordinary Shares; and

c) re-designating 100,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.02 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares

TO US$10,000,000 divided into 400,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares; and

adopt a second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”); and

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 5:

To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 4.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ___________________2024	Signature(s)[4]

1.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

i.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the Meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

5.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided so that it is received no later than September 25, 2024, at 5:00 p.m Eastern Time.